Via EDGAR, U.S. Mail and Facsimile to (202) 772-92101

December 18, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Mr. Daniel Gordon Branch Chief Mail Stop 4561

Re:	The Goldman Sachs Group, Inc.
Form 10-K for the Fiscal Year ended November 30, 2007 (“2007 Form 10-K”)
Form 10-Q for the Fiscal Quarter ended May 30, 2008 (“May 2008 Form 10-Q”)
Form 10-Q for the Fiscal Quarter ended August 29, 2008 (“August 2008 Form 10-Q”)
File No. 001-14965

Dear Mr. Gordon:

We are in receipt of the letter, dated November 18, 2008, to David A. Viniar, Chief Financial Officer of The Goldman Sachs Group, Inc. (the “Company”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to our response to the Staff’s letter, dated October 21, 2008, regarding the above-referenced filings. We thank the Staff for its careful consideration of our response letter, and we look forward to resolving the Staff’s additional comments. For your convenience, we have included the Staff’s comments below, followed by our responses.

Form 10-K for the year ended November 30, 2007

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 62

1.	We note your response to our comment. You state that you used a best-estimate approach to estimate cash flows. Please tell us the discount rate that you used and how you determined the rate, including the methodology you utilized to develop the discount rate, along with all significant assumptions such as any risk premiums you built into the rate.

________________

1      Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Copies of the letter containing the redacted portions have been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Response:

We did not use a discount rate in our analysis, as paragraph 7 of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” specifically requires the use of undiscounted cash flows in determining the recoverable value of a long-lived asset.

2.	Please provide us with a sensitivity analysis of the inputs, including the discount rate, you used to determine the expected cash flows from your NYSE specialist rights intangible asset, indicating at what point in the sensitivity analysis the NYSE specialist right intangible asset would be impaired.

Response:

As noted above, our cash flow estimates were undiscounted, in accordance with SFAS 144. The below table sets forth a sensitivity analysis for each key input (holding other inputs constant) used to determine the expected cash flows from our NYSE specialist rights intangible asset, and indicates the value of the original variable at which the NYSE specialist right intangible asset would be impaired.

[Redacted]

We also note that the fiscal 2008 results of our specialist business exceeded our projections, and in October the SEC approved the rule changes we had factored into our projected future cash flows.

Form 10-Q for the quarter ended August 29, 2008

General

3.	Based on various press reports, we note that you launched Goldman Sachs Investment Partners in January of 2008 and that the fund has experienced significant losses since then. Please provide us with more details regarding your interests and/or exposure to this fund, if any, and what consideration you gave to including a discussion of your exposure in your filing.

Response:

In our 2007 Form 10-K, we disclosed on pages 9 and 10 that we reassigned approximately one-half of the personnel and transferred approximately one-half of the firm’s assets comprising our principal strategies business to a new alternative investment fund managed by the firm’s asset management business. In addition, we disclosed on page 116 of our August 2008 Form 10-Q our investments in funds managed by the firm of $3.24 billion. [Redacted] Given that our investment in Goldman Sachs Investment Partners (“GSIP”) represented less than 0.2% of total assets as of August 29, 2008 and that our losses on our investment in GSIP were less than 1% of total net revenues for the nine months ended August 29, 2008, we did not believe additional disclosures were necessary.

4.	We issued a letter to you dated September 16, 2008 about disclosures regarding fair value measurements; please continue to consider the issues highlighted in this letter when preparing your 2008 Form 10-K.

Response:

We will continue to consider the issues highlighted in this letter when preparing our 2008 Form 10-K.

Condensed Consolidated Statements of Financial Condition, page 3

5.	We note that you disclose the amount of each line item that is accounted for at fair value in your statements of financial condition. Please tell us what consideration you gave to further disclosing how much of those assets and liabilities are accounted for at fair value pursuant to the fair value option rather than pursuant to other accounting guidance. Please see paragraph 15 of SFAS 159 for reference.

Response:

We note that paragraph 15 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” requires that entities distinguish between instruments measured at fair value and instruments measured using another measurement attribute (i.e., not at fair value). Per paragraph 15a, an entity can accomplish this by presenting “the aggregate of fair value and non-fair value amounts in the same line item in the statement of financial position and parenthetically disclose the amount measured at fair value included in the aggregate amount.” We believe that our current statement of financial condition presentation satisfies this requirement.

We describe the items for which we have elected the fair value option on page 12 of our August 2008 Form 10-Q. With the exception of approximately $24 billion (2% of total assets), all of the amounts at fair value disclosed parenthetically on our statements of financial condition are accounted for pursuant to SFAS 159, as described on page 12. After giving consideration to the requirements under SFAS 159 and our current disclosures, we did not believe additional disclosures were necessary for the reader to understand the basis for our fair value measurements.

Part II: Other Information

Item 1: Legal Proceedings, page 123

6.	You disclose that on August 21, 2008 you entered into a settlement in principle with the Office of Attorney General of the State of New York and the Illinois Securities Department (on behalf of the North American Securities Administrators Association) regarding auction rate securities. Under the agreement, you agreed, among other things, (i) to offer to repurchase at par the outstanding auction rate securities that its private wealth management clients purchased through the firm prior to February 11, 2008, with the exception of those auction rate securities where auctions are clearing, (ii) to continue to work with issuers and other interested parties, including regulatory and governmental entities, to expeditiously provide liquidity solutions for institutional investors, and (iii) to pay a $22.5 million fine. Please tell us how you accounted for this settlement and the accounting guidance that you relied upon.

Response:

We accounted for the fine, which is disclosed on page 123 of our August 2008 Form 10-Q, in accordance with FASB Statement No. 5, “Accounting for Contingencies,” by recording $22.5 million in other expenses in our fiscal quarter ended August 29, 2008. In addition, we recognized our commitment to repurchase securities from clients at fair value in accordance with the AICPA Audit and Accounting Guide for Brokers and Dealers in Securities (the Guide). Paragraph 4.57 of the Guide requires that the profit and loss on the purchase and sale of securities (and commitments to purchase or sell securities) be classified as trading. [Redacted]

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The Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the 2007 Form 10-K, the May 2008 Form 10-Q and the August 2008 Form 10-Q; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2007 Form 10-K, the May 2008 Form 10-Q or the August 2008 Form 10-Q; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

Please feel free to call me (212-902-5675) if you have any questions about the foregoing, or if you would like to further discuss any of the matters raised in this response letter.

Sincerely,

/s/ Sarah Smith
Sarah Smith
Controller and Chief Accounting Officer

cc:	Jessica Barberich (Securities and Exchange Commission) David A. Viniar, Chief Financial Officer (The Goldman Sachs Group, Inc.)